

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Geoffrey G. Jervis
Chief Financial Officer
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

   Re: **Capital Trust, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed October 15, 2012
     File No. 001-14788

Dear Mr. Jervis:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Michael McTiernan

          Michael McTiernan
          Assistant Director

cc: Michael L. Zuppone
   Paul Hastings LLP